16003828

Mail Processing Section
FEB 26 2016
Wasnington DC
404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42477

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benjamin Securities Investment Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3603 Ridgeview Drive
(No. and Street)

Missouri City	Texas	77459-4046
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeri Ann Smith 408-307-9504
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turner, Stone & Company, L.L.P.
(Name – *if individual, state last, first, middle name*)

12700 Park Central Drive, Suite 1400	Dallas	Texas	75251
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeri Ann Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benjamin Securities Investment Company, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jeri Ann Smith
Signature

Vice President
Title

See attached California Jurat
Notary Public

Statement of Cash Flows.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

[X] See Attached Document (Notary to cross out lines 1–6 below)
[ ] See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Nevada

Subscribed and sworn to (or affirmed) before me on this 17th (Date) day of February (Month), 20 16 (Year), by
(1) Jeri Ann Smith
(and (2)________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

E. C. TANHOFF
Commission # 2132959
Notary Public - California
Nevada County
My Comm. Expires Nov 5, 2019

Signature E. C. T.
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Annual Audit Report **Document Date:** 2/17/2016
Number of Pages: 14 **Signer(s) Other Than Named Above:** ________

Report of Independent Registered Public Accounting Firm

The Stockholders of
Benjamin Securities Investment Company, Inc.
Missouri City, Texas

We have audited the accompanying statement of financial condition of Benjamin Securities Investment Company, Inc. (the Company) as of December 31, 2015, and the related statements of income (loss), stockholders' equity and cash flows for the year then ended. The financial statements are the responsibility of management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I (Schedules II, III and IV are not applicable) required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements themselves and other additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the basic financial statements or to the financial statements themselves and other additional procedures in accordance with the auditing standards of the Public Company Accounting Oversight Board. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Turner, Stone & Company, LLP

Certified Public Accountants
February 16, 2016

BENJAMIN SECURITIES INVESTMENT COMPANY, INC.
Statement of Financial Condition
December 31, 2015

ASSETS		
Cash and money market accounts	$	35,862
Advisory fees receivable		5,605
Clearing deposit		11,362
Property and equipment, net of accumulated depreciation of $49,969		7,666
Prepaid expenses and deposits		311
Total assets	$	60,806
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	125
Accounts payable, related parties		1,115
Total liabilities		1,240
Stockholders' equity:		
Common stock, no par value, 1,000,000 shares authorized, 17,778 shares issued and outstanding		160,001
Retained earnings (deficit)		(100,435)
Total stockholders' equity		59,566
Total liabilities and stockholders' equity	$	60,806

The accompanying notes are an integral part of these statements

BENJAMIN SECURITIES INVESTMENT COMPANY, INC.
Statement of Income (Loss)
Year Ended December 31, 2015

Revenue		
Investment advisory fees	$	70,399
Commissions		1,250
Interest and dividends		740
		72,389
Expenses		
Employee compensation and benefits		70,375
Regulatory fees		2,365
Professional fees		12,200
Commissions		37
Depreciation		5,238
Other expenses		5,318
Total expenses		95,533
Operating income (loss)		(23,144)
Other income (expense)		
Realized and unrealized gains (losses) on securities owned, net		(8,794)
Income (loss) before tax		(31,938)
Provision for Federal income tax		-
Net income (loss)	$	(31,938)

The accompanying notes are integral part of these statements

Benjamin Securities Investment Company, Inc.
Statement of Stockholders' Equity
As of December 31, 2015

	Common Stock Shares	Common Stock Amount	Retained Earnings (Deficit)	Total
Balances, December 31, 2014	17,778	$ 160,001	$ (68,497)	$ 91,504
Net income (loss)			(31,938)	(31,938)
Balances, December 31, 2015	17,778	$ 160,001	$ (100,435)	$ 59,566

BENJAMIN SECURITIES INVESTMENT COMPANY, INC.
Statement of Cash Flows
Year Ended December 31, 2015

Cash flows from operating activities:		
Net income (loss)	$	(31,938)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		5,238
Realized and unrealized (gains) losses on securities owned		8,794
Change in assets and liabilities		
(Increase) decrease in advisory fees		1,549
Increase (decrease) in accounts payable and accrued expenses		12
Increase (decrease) in accounts payable, related parties		(421)
(Increase) decrease in prepaid expenses and deposits		2,164
Net cash flows from operating activities		(14,602)
Cash flows from investing activities:		
Proceeds from sale of securities owned		43,618
Increase in deposit account		-
Purchase of property and equipment		-
Net cash flows from investing activities		43,618
Cash flows from financing activities:		
Dividends paid		-
Net cash flows from financing activities		-
Net increase (decrease) in cash		29,016
Cash, beginning of period		6,846
Cash, end of period	$	35,862

Supplemental Disclosures of Cash Flow Information:		
Cash paid for interest	$	-
Cash paid for income tax	$	-

Note 1 - Organization and summary of significant accounting policies:
Following is a summary of our organization and significant accounting policies:

Organization and nature of business – Benjamin Securities Investment Co., Inc. (identified in these footnotes as "we" or the Company) is a Texas corporation incorporated on August 12, 1996. We are based in the Houston Gulf Coast area of Texas. We use December 31 as a fiscal year for financial reporting purposes. The Company is owned by Benjamin and Joyce Smith and their daughter, Jeri Ann Smith and grandson, Cyrus Javadi:

Person	Shares Owned	Ownership %
Benjamin Smith	8,000	45.00%
Jeri Ann Smith	4,440	24.98%
Joyce Smith	3,560	20.02%
Cyrus Javadi	1,778	10.00%
Total	17,778	100.00%

We are a broker-dealer registered with the SEC and are a member of FINRA and the Securities Investors Protection Corporation (SIPC). We have a fully disclosed correspondent agreement with Southwest Securities, Inc. effective October 2, 1996. This agreement remains in effect.

Under Regulation 240.15c3-3(k)(2)(ii), the firm is exempt from regulation 15c3-3 because the firm meets all of the exemption requirements listed under 15c3-3(k)(2)(ii). This rule provides that it shall not be applicable to a broker or dealer:

(ii) who, as an introducing broker or dealer, clears all transactions, with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customers funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirement of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Basis of presentation - The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles applicable to broker-dealers, using the accrual basis of accounting.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - For purposes of the statement of cash flows, we consider all cash in banks, money market funds, and certificates of deposit with a maturity of less than three months to be cash equivalents.

Clearing deposit – As a condition to enter into the fully disclosed correspondent agreement, Southwest Securities, Inc. required us to deposit $10,000 with them. The agreement does not

stipulate any restriction on the cash deposit. However, we consider the maintenance of this deposit necessary to the continuation of the correspondent agreement with Southwest Securities, Inc. The value of the account at December 31, 2015 was $11,362.

Fair value of financial instruments and derivative financial instruments - The carrying amounts of cash, receivables, and current liabilities approximate fair value because of the short maturity of these items. These fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment, and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates. We do not hold or issue financial instruments for trading purposes, nor do we utilize derivative instruments in the management of our foreign exchange, commodity price or interest rate market risks.

Accounts receivable – Accounts receivable are evaluated by management periodically for collectability, and an allowance for doubtful accounts is provided based on prior experience and management's evaluation. At December 31, 2015, no allowance was deemed necessary.

Securities owned – Securities owned are classified as trading securities in accordance with generally accepted accounting principles applicable to broker/dealers, and are reported at fair value. Fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are discussed in more detail below.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date, when present, are recorded net on the statement of financial condition.

Revenue recognition – Investment advisory fees and commissions are recorded as earned. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Property and equipment – Property and equipment are stated at cost less accumulated depreciation computed principally using the straight line method over the estimated useful lives of the assets. Repairs are charged to expense as incurred. Impairment of long-lived assets is recognized when the fair value of a long-lived asset is less than its carrying value. At the end of the current year, no impairment of long-lived assets had occurred, in management's opinion.

Federal income taxes – We are a "C" corporation under the Internal Revenue Code. Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes in accordance with applicable FASB Topics regarding *Accounting for Income Taxes*, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides deferred taxes for the estimated future tax effects attributable to temporary differences and carryforwards when realization is more likely than not.

Note 2 – Investment in securities owned:
FASB ASC 820, ***Fair Value Measurements and Disclosures*** establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The beginning balance at January 1, 2015 was $52,412 for those assets and liabilities measured at fair value. All positions were liquidated during 2015 with no purchases. The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

		Fair Value Measurements Using:	
December 31, 2015:	**Fair Value**	**Quoted Prices In Active Markets For Identical Assets (Level 1)**	**Level 2 and Level 3 Inputs**
Securities owned (trading securities):			
Domestic equities	$0	$0	
Foreign equities	$0	$0	
Total	$0	$0	

A reconciliation of Fair Values is as follows:

December 31, 2015:	**Investments in Securities Owned**
Beginning balance	$52,412
Total gains or losses (realized and unrealized) included in Statement of Income (Loss)	(8,794)
Purchases, sales, issuances, and settlements (net)	(43,618)
Ending balance	$0

Gains and losses (realized and unrealized) included in net income (loss) for the year ended December 31, 2015 are reported in realized and unrealized gains (losses) on securities owned, net.

Note 3 – Property and equipment
The following is a summary of property and equipment:

December 31, 2015:	**Property and Equipment**
Furniture and fixtures	$ 31,385
Equipment	26,251
Total	57,636
Less, accumulated depreciation	(49,969)
Total property and equipment, net	$ 7,666

Depreciation expense for the year ended December 31st 2015 was $5,238.

Note 4 - Federal income tax:
We follow applicable FASB Topics regarding *Accounting for Income Taxes*. Deferred income taxes reflect the net effect of (a) temporary differences between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carryforwards. No net provision for refundable federal income tax has been made in the accompanying statement of income (loss) because no recoverable taxes were paid previously. Similarly, no deferred tax asset attributable to the net operating loss carryforward has been recognized, as it is not deemed likely to be realized.

The provision for Federal income tax, using the expected rate of 15%, consists of the following:

	Year Ended December 31, 2015
Federal income tax attributable to:	
Current operations	$ (18,425)
Timing difference, unrealized loss on marketable securities	0
Timing difference, depreciation	790
Permanent difference, nontaxable dividend income	518
Subtotal	(17,117)
Change in deferred tax valuation allowance	17,117
Net provision for Federal income tax	$ -

The cumulative tax effect at the expected rate of 15% of significant items comprising our net deferred tax amount is as follows:

	December 31, 2015
Deferred tax asset (liability) attributable to:	
Difference between book and tax accumulated depreciation	$ (1,150)
Capital loss carryover	13,307
Net operating loss carryover	(2,027)
Unrealized loss in value of securities	0
Subtotal	10,130
Less: Valuation allowance	(10,130)
Net deferred tax asset	$ -

At December 31, 2015, we have an approximate unused capital loss carryover of $88,711 that is available to offset future capital gains. At December 31, 2015 we have an approximate net operating loss of $39,862 that will expire in 2025.

Note 5 – Related party transactions:
At December 31, 2015, we owed Benjamin and Joyce Smith, our majority shareholders, the amount of $1,115 for expenses paid on our behalf or funds advanced.

Under an expense sharing agreement, we share office space, computers, furniture and fixtures, and office supplies with Smith & Smith, Certified Public Accountants, which is owned by two of our shareholders, Benjamin Smith and Joyce Smith. Under the agreement, we are to pay $1,500 per month to Smith & Smith for these shared expenses. The agreement allows for this amount to be forgiven by Smith & Smith. For the year ended December 31, 2015, we owe $0 to Smith & Smith in shared expenses. Smith & Smith has forgiven the liability and has the ability to pay those shared expenses.

Note 6 – Fidelity bond:
We carry a $100,000 fidelity bond as required by FINRA.

Note 7 – Concentrations of credit risks:
The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, we received approximately 50% of our investment advisory fees from two clients during the year ended December 31, 2015.

Note 8 – Net capital requirements:
The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $46,282 which was $41,282 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital ratio was 2.68 percent.

Note 9 – Subsequent events:
In accordance with FASB pronouncements regarding subsequent events, we have evaluated subsequent events through the date of the auditors' report, the date on which these financial statements are available to be issued. We believe there are no subsequent events required to be disclosed pursuant to this pronouncement.

Note 10 - New accounting pronouncements:
Recent accounting pronouncements which have not yet become effective have been evaluated by management and are not currently expected to have a material effect on our financial statements.

Schedule I
BENJAMIN SECURITIES INVESTMENT COMPANY, INC.

Schedules
December 31, 2015

Computation of Net Capital and Aggregate Indebtedness

Total stockholders' equity	$	60,805
Deduct liabilities not allowable for net equity		(1,240)
Total stockholders' equity qualified for net capital		59,565
Subordinated borrowings		-
Other (deductions) or allowable credits - deferred income taxes		-
Total capital and allowable subordinated borrowings		59,565
Deductions and/or charges		
Non-allowable assets:		(5,605)
Property and equipment, net of accumulated depreciation of $49,969		(7,666)
Net capital before haircuts on securities positions		46,294
Haircuts on securities positions		
Marketable securities		(12)
Undue concentrations		-
Net Capital	$	46,282
Aggregate indebtedness		
Total liabilities	$	1,240
Total aggregate indebtedness	$	1,240
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	41,282
Percentage of aggregate indebtedness to net capital		2.68%

Schedule I
BENJAMIN SECURITIES INVESTMENT COMPANY, INC.

Schedules
December 31, 2015

Reconciliation of Computation of Net Capital

Net capital as reported by Registrant in Original Filing of Part IIA of Form X-17a-5 as of December 31, 2015 (unaudited)	$ 46,798
Adjustments made by Registrant prior to filing Amended Form X-17a-5:	
Adjustments affecting tentative net capital:	
Decrease in net income- Unrealized gain/loss in equity positions	-
Increase in cash position	-
Increase in pre-paid expenses and deposits	(516)
Increase in allowable accounts recievable	-
Increase in net income- lower foreign tax expense	-
Increase in net income- lower franchise tax expense	-
Increase in Accounts Payable	-
Increase in Accounts Payable to Shareholders	-
Adjustments of haircuts:	
Decrease in haircut for undue concentrations	-
Decrease in haircut for Equity Positions	-
Increase in haircuts on money market funds	-
Net capital as computed above	$ 46,282

Your Vision Our Focus

Report of Independent Registered Public Accounting Firm

To the Stockholders of
Benjamin Securities Investment Company, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Benjamin Securities Investment Company, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Benjamin Securities Investment Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3, specifically 17 C.F.R. §240.15c3-3(k)(2)(ii) (the exemption provisions) and (2) Benjamin Securities Investment Company, Inc. stated that Benjamin Securities Investment Company, Inc. met identified exemption provisions throughout the most recent fiscal year without exception. Benjamin Securities Investment Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Benjamin Securities Investment Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Turner, Stone & Company, LLP

Certified Public Accountants
Dallas, Texas
February 16, 2016

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660/Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

Benjamin Securities Investment Company, Inc.

408-307-9504
jeriann@benjaminadvisors.com

3603 Ridgeview Drive
Missouri City, TX
77459

Benjamin Securities Investment Company, Inc. Exemption Report

Benjamin Securities Investment Company, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a- 5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception

Benjamin Securities Investment Company, Inc.

I, Jeri Ann Smith, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Jeri Ann Smith
Vice President
February 16, 2016